UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

JAGUAR HEALTH, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title Class of Securities)

47010C409

(CUSIP Number)

Samuel Robinson

Sagard Capital Partners, L.P.

280 Park Avenue, 3rd Floor West

New York, NY 10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47010C409

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 661,065 Shares*

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 661,065 Shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 661,065 Shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 4.23% **

14	Type of Reporting Person: PN

* Consists of (i) 5,524,926 shares of Series A Convertible Participating Preferred Stock, par value $0.0001 per share, each of which is convertible into voting common stock of the Issuer at the rate of approximately one share of voting common stock of the Issuer (as defined herein) for every 11.66666688 shares of Series A Convertible Participating Preferred Stock (after accounting for the effect of the Issuer’s June 7, 2019 1-for-70 reverse stock split) and (ii) the Bridge Warrant, as defined in Amendment No. 5 to this Schedule 13D, which is exercisable for 187,500 shares of voting common stock of the Issuer.

** Assumes (i) the conversion of shares of Series A Convertible Participating Preferred Stock into voting common stock of the Issuer, and (ii) the exercise of the Common Stock Purchase Warrant to purchase 187,500 shares of voting common stock of the Issuer and is based on 14,968,188 shares of voting common stock of the Issuer outstanding on December 20, 2019, calculated on an as-converted and as-exercised basis, based on information provided by the Issuer.

CUSIP No. 47010C409

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 661,065 Shares *

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 661,065 Shares *

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 661,065 Shares *

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 4.23%**

14	Type of Reporting Person: CO

* See footnote on first page.

** See footnote on first page.

CUSIP No. 47010C409

1	Name of Reporting Person: Sagard Capital Partners Management Corp. I.R.S. Identification No. of Above Person (Entities Only): 20-2402055

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 661,065 Shares *

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 661,065 Shares *

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 661,065 Shares *

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 4.23%**

14	Type of Reporting Person: CO

* See footnote on first page.

** See footnote on first page.

Statement on Schedule 13D

This Amendment No. 7 (“Amendment No. 7”), filed on behalf of Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard”), Sagard Capital Partners GP, Inc., a Delaware corporation (“GP”), and Sagard Capital Partners Management Corp., a Delaware corporation (“Manager,” and together with Sagard and GP, the “Reporting Persons”), amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 2, 2018 (the “Schedule 13D”), as heretofore amended by Amendments No. 1-6, (the “Amendments”), relating to the voting common stock, $0.0001 par value per share (the “Voting Common Stock”), of Jaguar Health, Inc., a Delaware corporation (the “Issuer”). All capitalized terms used herein, unless otherwise defined herein, shall have the meanings set forth in the Schedule 13D, as amended by the Amendments.

On December 20, 2019, the Reporting Persons received share amount information from the Issuer reflecting that the Issuer has issued additional shares of Voting Common Stock, including, but not limited to, in connection with the exercise of certain warrants that were previously issued by the Issuer. As a result of such issuances, and not due to any other purchase or sale activities by the Reporting Persons, on December 20, 2019, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Voting Common Stock. The filing of this Amendment No. 7 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 5.

Item 5 is hereby amended and restated in its entirety as follows:

(a)     The Reporting Persons beneficially own in the aggregate 661,065 shares of Voting Common Stock, which consists of (i) 473,565 shares of Voting Common Stock issuable upon the conversion of 5,524,926 shares of Preferred Stock directly held by Sagard and (ii) 187,500 shares of Voting Common Stock issuable upon the exercise of the Bridge Warrant directly held by Sagard.

Based on information provided by the Issuer, there are 14,968,188 shares of Voting Common Stock outstanding as of December 20, 2019. The Reporting Persons beneficially own (i) 5,524,926 shares of Preferred Stock, which are currently convertible into an aggregate of 473,565 Shares pursuant to the terms of the Certificate of Designation, as amended, and (ii) 187,500 Shares issuable upon the exercise of the Bridge Warrant. As a result, on an as-converted and as-exercised basis, each Reporting Person may be deemed to beneficially own 4.23% of the outstanding shares of Voting Common Stock.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by Power Corporation of Canada (“PCC”) and certain of its subsidiaries, including Sagard. The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership of shares of Voting Common Stock (on an as-converted and as-exercised basis) reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of December 20, 2019, on which date each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Voting Common Stock.

(b)     Sole power to vote or direct the vote:  0

Shared power to vote or direct the vote: 661,065 shares of Voting Common Stock; except that, as disclosed in Amendment No. 3 to this Schedule 13D, the COD Amendment limits the rights of the holders of Preferred Stock to vote with the Voting Common Stock on an-as-converted basis, only if and to the extent required by Nasdaq Rule 5640.

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition: 661,065 shares of Voting Common Stock

The power to vote or direct the vote or to dispose or direct the disposition of the shares of Preferred Stock and/or shares of Voting Common Stock issuable upon conversion thereof reported herein is shared among the Reporting Persons.

(c)     Other than as described in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d)     Not applicable.

(e)     Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2019	SAGARD CAPITAL PARTNERS, L.P.

	By:	Sagard Capital Partners GP, Inc.,
its general partner

	By:	/s/ Samuel Robinson
		Name:	Samuel Robinson
		Title:	President

SAGARD CAPITAL PARTNERS GP, INC.

	By:	/s/ Samuel Robinson
		Name:	Samuel Robinson
		Title:	President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP.

	By:	/s/ Samuel Robinson
		Name:	Samuel Robinson
		Title:	President